Global Equity International, Inc.
                           23 Frond "K" Palm Jumeirah
                                  Dubai, UAE

                                  May 29, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:     Jennifer Gowetski, Senior Counsel
               Sandra B. Hunter, Staff Attorney
               Kevin Woody, Accounting Branch Chief
               Mark Rakip, Staff Accountant
               Kyle Ahlgren, Division of Investment Management

Re:  Global Equity International, Inc.
     Amendment No.4 to Form 10-12G
     Filed April 26, 2012
     File No. 000-54557
     Amendment No. 1 to Form 10-K for Fiscal Year Ended
     December 31, 2011
     Filed March 30, 2012
     File No. 000-54557
     Form 10-Q for the Quarter Ended March 31, 2012
     Filed May 15, 2012
     File No. 000-54557

Dear Madam or Sir,

     This letter is in response to your letter to me of May 21, 2012, regarding the above referenced matter ("Comment Letter"). Our revised filing is attached.

     Our responses to the Comment Letter follow:

General

1. SINCE YOU APPEAR TO QUALIFY AS AN "EMERGING GROWTH COMPANY," AS DEFINED IN THE JUMPSTART OUR BUSINESS STARTUPS ACT ("THE ACT"), PLEASE DISCLOSE IN THE BEGINNING OF YOUR REGISTRATION STATEMENT THAT YOU ARE AN EMERGING GROWTH COMPANY, AND REVISE YOUR PROSPECTUS TO PROVIDE THE FOLLOWING ADDITIONAL
     DISCLOSURES:

     *    DESCRIBE  HOW AND WHEN A  COMPANY  MAY LOSE  EMERGING  GROWTH  COMPANY
          STATUS;

     * A BRIEF DESCRIPTION OF THE VARIOUS EXEMPTIONS THAT ARE AVAILABLE TO YOU, SUCH AS EXEMPTIONS FROM SECTION 404(B) OF THE SARBANES-OXLEY ACT OF 2002 AND SECTION 14A(A) AND (B) OF THE SECURITIES EXCHANGE ACT OF 1934; AND

     *    YOUR ELECTION UNDER SECTION 107(B) OF THE ACT:

     * IF YOU HAVE ELECTED TO OPT OUT OF THE EXTENDED TRANSITION PERIOD FOR COMPLYING WITH NEW OR REVISED ACCOUNTING STANDARDS PURSUANT TO SECTION 107(B) OF THE ACT, INCLUDE A STATEMENT THAT THE ELECTION IS IRREVOCABLE; OR

     * IF YOU HAVE ELECTED TO USE THE EXTENDED TRANSITION PERIOD FOR COMPLYING WITH NEW OR REVISED ACCOUNTING STANDARDS UNDER SECTION
          102(B)(1) OF THE ACT, PROVIDE A RISK FACTOR EXPLAINING THAT THIS ELECTION ALLOWS YOU TO DELAY THE ADOPTION OF NEW OR REVISED ACCOUNTING STANDARDS THAT HAVE DIFFERENT EFFECTIVE DATES FOR PUBLIC AND PRIVATE COMPANIES UNTIL THOSE STANDARDS APPLY TO PRIVATE COMPANIES. PLEASE STATE IN YOUR RISK FACTOR THAT, AS A RESULT OF THIS ELECTION, YOUR FINANCIAL STATEMENTS MAY NOT BE COMPARABLE TO COMPANIES THAT COMPLY WITH PUBLIC COMPANY EFFECTIVE DATES. INCLUDE A SIMILAR STATEMENT IN YOUR CRITICAL ACCOUNTING POLICY DISCLOSURES IN MD&A.

     YOU MAY DISCLOSE THE EXTENT TO WHICH YOU WOULD BE EXEMPT IN ANY EVENT AS A RESULT OF YOUR STATUS AS A SMALLER REPORTING COMPANY.

Response:

     In response to this comment, we have added a new disclosure to our amended Form 10 under the heading "Implications of being an Emerging Growth Company" on page 1 of Item 1. Business.

     We have also added the following new risk factor on page 14 of our amended Form 10 and to page 17 of our amended Form 10-K:

"WE ARE AN "EMERGING GROWTH COMPANY" AND WE CANNOT BE CERTAIN IF WE WILL BE ABLE TO MAINTAIN SUCH STATUS OR IF THE REDUCED DISCLOSURE REQUIREMENTS APPLICABLE TO EMERGING GROWTH COMPANIES WILL MAKE OUR COMMON STOCK LESS ATTRACTIVE TO INVESTORS.

     We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 or "JOBS Act," and we may adopt certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including, but not limited to, not being required to comply with the auditor attestation requirements of
Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirement of holding a nonbinding advisory vote on executive and stockholder approval of any golden parachute payments not previously approved. We may remain an "emerging growth company" for up to five full fiscal years following our initial public offering. We would cease to be an emerging growth company, and, therefore, ineligible to rely on the above exemptions, if we have more than $1 billion in annual revenue in a fiscal year, if we issue more than $1 billion of non-convertible debt over a three-year period, or if we have more than $700 million in market value of our common stock held by non-affiliates as of June 30 in the fiscal year before the end of the five full fiscal years. Additionally, we cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result of our reduced disclosures, there may be less active trading in our common stock (assuming a market ever develops) and our stock price may be more volatile."

OUR BUSINESS IN 2012, PAGE 6

2. WE NOTE YOUR RESPONSE TO COMMENT 6 OF OUR LETTER DATED APRIL 12, 2012. PLEASE REVISE TO QUANTIFY HOW MUCH MONTHLY REVENUE YOU WOULD REQUIRE BEFORE PAYING ANY OF THE ACCRUED SALARIES.

Response:

     In response to this comment, we have revised our disclosures on pages 11 and 25, of our amended Form 10, and to pages 14 and 35 of our amended Form 10-K by adding the following language:

"In any given month in which we receive revenues in excess of $25,000, we will use the excess revenues to pay accrued salaries."

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
ITEM 2. FINANCIAL INFORMATION, PAGE 17

3. WE NOTE YOUR DISCLOSURE THAT IN 2010 YOU RECEIVED COMPENSATION FROM MONKEY ROCK IN THE FORM OF 1,500,000 SHARES OF COMMON STOCK VALUED AT $975,000 AT THE TIME OF ISSUANCE. WE FURTHER NOTE THE FORM 8-K FILED SEPTEMBER 15, 2011 BY MONKEY ROCK GROUP, INC. REGARDING THE SHARE PURCHASE AGREEMENT WITH NISSI GROUP, A MINING COMPANY, DATED JUNE 23, 2011 AND THAT THE LAST CLOSE PRICE OF THESE SHARES WAS $0.75 ON MAY 21, 2011 WITH NO VOLUME. PLEASE REVISE YOUR DISCLOSURE TO EXPLAIN HOW YOU ARE CURRENTLY VALUING THESE SECURITIES AND THE BASIS FOR YOUR VALUATION.

Response:

     In responses to Comment 3, we would like to confirm that we have measured the fair value of the investment in Monkey Rock Group Inc, at 12/31/2011 and 03/31/2012, using level 2 inputs which include quoted prices for identical assets in markets that are not active (thinly traded securities). The valuation of these securities is based on significant inputs that are observable or can be derived from or corroborated by observable market data. These valuations are typically based on quoted prices in inactive markets. Our basis for valuing the stock was the market approach valuation methodology stated in ASC 820.

     On December 31, 2011, the Monkey Rock Group Inc stock was trading at $1.06 and we own 1,500,000 shares, hence our balance sheet reflected shares available for sale amounting to $1,590,000.

     On March 31, 2012 the same stock was trading at $0.75, hence we reflected shares available for sale on our balance sheet amounting to $1,125,000.

     At the end of each reporting period we have measured the fair value of this stock and we have adjusted the values according by way of other unrealized gains or losses.

     We believe that an "other-than-temporary impairment" would not be justified, as according to ASC 320-10 an investment is considered impaired when the fair value of an investment is less than its amortized cost basis. The impairment is considered either temporary or other-than-temporary. The accounting literature does not define other-than-temporary. It does, however, state that other-than-temporary does not mean permanent; although, all permanent impairments are considered other-than-temporary. The literature does provide some examples of factors which may be indicative of an "other-than-temporary impairment", such as:

     * the length of time and extent to which market value has been less than cost;
     *    the financial condition and near-term prospects of the issuer; and
     * the intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

     We believe that the fair value of the stock has been correctly measured as the length of time that the stock has been less than cost is nominal, as the cost basis of the stock was initially $0.65 and the price has almost always been higher. After researching Nissi Group, the financial condition and near-term prospects of the issuer, Monkey Rock Group Inc, in our opinion, will only get better as a result of the merger.

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
LIQUIDITY AND CAPITAL RESOURCES, PAGE 22

4. PLEASE INCLUDE DISCLOSURE HEREIN TO HIGHLIGHT THAT AS OF AND FOR THE PERIOD ENDED DECEMBER 31, 2011, THERE IS SUBSTANTIAL DOUBT REGARDING THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN.

Response:

     In response to this comment, we have added the following language as the first paragraph on page 22 of our amended Form 10, to page 31 of our amended Form 10-K and to page 22 of our amended Form 10-Q:

"Our audited financial statements contained herein have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has a net loss of $1,688,102 and net cash used in operations of $92,780 for the year ended December 31, 2011. The Company also has a working capital deficit of $185,123 at December 31, 2011. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regards to these matters is also described in Note
8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty."

AMENDMENT 1 TO FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

ITEM 9A. CONTROLS AND PROCEDURES, PAGE 25

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING, PAGE 26

5.   WE NOTE YOUR  RESPONSE TO PRIOR COMMENT 13 AND REISSUE THE COMMENT IN FULL.

PLEASE ADDRESS THE FOLLOWING:

     * YOUR UPDATED DISCLOSURE INDICATES THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE BOTH EFFECTIVE (E.G., ON PAGE 36) AND NOT EFFECTIVE (E.G., ON PAGE 37). PLEASE ADVISE.

     * PROVIDE AN ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING. REFER TO ITEM 308(A)(3) OF REGULATION S-K.

     * PROVIDE THE FRAMEWORK USED BY MANAGEMENT TO EVALUATE THE EFFECTIVENESS OF YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING. REFER TO ITEM 308(A)(2) OF REGULATION S-K.

Response:

     In response to this comment, we have added the following disclosure beginning on page 35 of our amended Form 10-K and beginning at page 27 of our amended Form 10-Q:

     "Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, management used the framework set forth in the report entitled Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company's internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits us to provide only management's report in this annual report.

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
IDENTIFIED MATERIAL WEAKNESSES AND SIGNIFICANT DEFICIENCIES

     A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. Management identified the following internal control deficiency which we had assessed as a material weakness as of December 31, 2011, during our assessment of our internal control over financial reporting as follows:

     1. We did not have adequate segregation of duties over certain areas of our financial reporting process.

     The internal control deficiency identified above will only be completely corrected if the company expands and has the capacity to adequately segregate the duties to mitigate risk in financial reporting. Expansion will depend mostly on the ability of management to generate enough income to warrant growth in personnel.

     We did not have effective comprehensive entity-level internal controls specific to the structure of our board of directors and organization of critical committees. Due to our expected expansion, without correcting this significant deficiency and ensuring that our board of directors has the proper oversight and committees are properly established, the control environment in subsequent years may not be effective.

MANAGEMENT'S REMEDIATION INITIATIVES

     We are in the further process of evaluating our material and significant deficiencies. We have already begun to remediate many of the deficiencies. However, others will require additional people, including adding to our board of directors, which will take longer to remediate.

     In an effort to remediate the identified material weaknesses and other deficiencies and enhance our internal controls, we have initiated, or plan to initiate, the following series of measures:

     1. Identify and retain one or two new directors for our board of directors including a member who is appropriately credentialed as a financial expert with a goal of having sufficient independent board of directors oversight;

     2. Ensure all entity level controls are applied at all levels of the organization and are scalable for acquisition or merge targets;

     3. Establish comprehensive formal general accounting policies and procedures and require directors or employees to sign off such policies and procedures as documentation of their understanding of and compliance with company policies;

     4. Make all directors or employees subject to our Code of Ethics (including those employees in acquisition targets) and require all employees and directors to sign our Code of Ethics on an annual basis and retain the related documentation; and,

     5.   Implement better segregation of duties given the size of our company.

     We plan to test our updated controls and remediate our deficiencies by June 30, 2012.

CONCLUSION

     Our management concluded that our internal control over financial reporting was ineffective. However, the above identified material weaknesses and deficiency did not result in material audit adjustments to our 2011 or 2010 financial statements. However, it is reasonably possible that, if not re-mediated, one or more of the identified material weaknesses noted above could result in a material misstatement in our reported financial statements that might result in a material misstatement in a future annual or interim period."

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
ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(A) (1) FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARKETABLE SECURITIES

(A) CLASSIFICATION OF SECURITIES

COST METHOD INVESTMENTS, PAGE F-9

6. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 14 AND REISSUE THE COMMENT IN PART. PLEASE JUSTIFY YOUR EXEMPTION FOR ESTIMATING THE FAIR VALUE AND RELATED IMPAIRMENT OF YOUR COST METHOD IMPAIRMENT, AS YOUR UPDATED REFERENCE CONTINUES TO REFER TO A NON-EXISTING ASC TOPIC. PLEASE TELL US THE ACCOUNTING LITERATURE RELIED UPON FOR YOUR EXEMPTION OF FAIR VALUING SUCH ASSET.

Response:

     In response to this comment, we have revised our amended Form 10-K and 10-Q, on pages F-9 and 9, respectively, by taking out the reference to ASC No. 320-10-35-26 and adding in an additional disclosure stating the following:
"Additionally, there are no identifiable events or changes in circumstances that had a significant adverse effect on the fair value of this investment."

                        GENERAL AMENDMENTS TO OUR FILING

     In addition to the amendments and revisions described above, we have made various minor updating revisions to the dates of information in some of the tables and other sections in the filings and we have corrected a few typographical errors.

                                ACKNOWLEDGEMENT

We acknowledge that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission from taking any action with respect to the filings; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any further comments to our attorney, David E. Wise, Esq.

Mr. Wise's contact information is set forth below:

                       Law Offices of David E. Wise, P.C.
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (813) 645-3025
                            Facsimile: (210) 579-1775
                           Email: wiselaw@verizon.net

Sincerely,


By: /s/ Enzo Taddei
    ---------------------------------
    Enzo Taddei
    Chief Financial Officer

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